NEWS RELEASE

IAMGOLD AGREES TO SELL DIAVIK DIAMOND ROYALTY
FOR TOTAL CONSIDERATION OF $56.8 MILLION
All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, March 23, 2015 – IAMGOLD Corporation ("IAMGOLD" or "the Company") today announced that it has completed an agreement with Sandstorm Gold Ltd. to sell the Company's gross proceeds royalty over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik Diamond Mine (the "Diavik Diamond Royalty"). The Diavik Diamond Mine is owned, under an unincorporated joint venture structure, 60% by Diavik Diamond Mines Inc. ("DDMI"), a subsidiary of Rio Tinto plc, and 40% by Dominion Diamond Diavik Limited Partnership, a subsidiary of Dominion Diamond Corporation and is operated by DDMI. The Diavik Diamond Royalty is being sold for total proceeds of $56.8 million, comprised of $52.5 million cash on closing and three million five-year warrants exercisable after initial production from the Diavik Diamond Mine's A21 pipe at an exercise price of $4.50, valued at $4.3 million based on the Company's internal valuation methodology.

"Given the quality of the Diavik Diamond Royalty we received very strong interest in the sale, which resulted in a satisfactory outcome for both parties," stated Steve Letwin, President and CEO of IAMGOLD. "With the Sandstorm warrants, we are also positioned to benefit from the addition of this asset to their portfolio. As a result of this sale, the previously completed sale of Niobec and ongoing initiatives to conserve cash, IAMGOLD is left in a very strong financial position with the ability to invest further in its existing portfolio of assets and to consider acquisition opportunities that will contribute to positive cash flow.   Following completion of this transaction, all of IAMGOLD's mines and projects are focused on its core business of producing gold."

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "will", "should", "when". "continue", "expect", "believe", "intend", "plan", "seek", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment;

employee relations; availability and increasing costs associated with mining inputs and labour; adverse changes in the Company's credit rating; contests over title to properties; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines (including current joint ventures) on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 280-0519

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.